                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                  -----------------


                                     SCHEDULE 13D
                                    (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                 (AMENDMENT NO. 1)(1)

                                    CIMA LABS INC.
                                  -----------------
                                   (Name of Issuer)

                                     COMMON STOCK
                                  -----------------
                            (Title of Class of Securities)

                                     171796 10 5
                                  -----------------
                                    (CUSIP Number)

                                      Hope Flack
                                  BVF Partners L.P.
                          227 West Monroe Street, Suite 4800
                               Chicago, Illinois  60606
                                    (312) 263-7777
                     --------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    March 1, 1999
                                  -----------------
               (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

     ---------------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                               ----------------------
CUSIP NO. 171796 10 5                    13 D             Page 2 of 7 Pages
--------------------------                               ----------------------

-------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BIOTECHNOLOGY VALUE FUND, L.P.
-------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
-------------------------------------------------------------------------------
   3     SEC USE ONLY
-------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
              WC
-------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF      ------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                358,040
     OWNED BY      ------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               358,040
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              358,040
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.7%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 171796 10 5                    13 D             Page 3 of 7 Pages
--------------------------                               ----------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF PARTNERS L.P.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              OO
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF      ------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                678,600
     OWNED BY      ------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               678,600
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              678,600
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.1%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              PN
-------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 171796 10 5                    13 D             Page 4 of 7 Pages
--------------------------                               ----------------------

-------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              BVF INC.
-------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) /X/  (b)  / /
-------------------------------------------------------------------------------
    3    SEC USE ONLY
-------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*
              WC, OO
-------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            / /
-------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
              DELAWARE
-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
                               -0-
    NUMBER OF      ------------------------------------------------------------
      SHARES         8    SHARED VOTING POWER
   BENEFICIALLY                678,600
     OWNED BY      ------------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER
    REPORTING                  -0-
   PERSON WITH     ------------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                               678,600
-------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              678,600
-------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    / /
-------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.1%
-------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
              IA, CO
-------------------------------------------------------------------------------


                        * SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                               ----------------------
CUSIP NO. 171796 10 5                    13 D             Page 5 of 7 Pages
--------------------------                               ----------------------

     Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D, dated September 8, 1998 (as so amended, the "Statement"), filed with the Securities and Exchange Commission on behalf of Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), BVF Partners L.P., a Delaware limited partnership ("Partners"), and BVF Inc., a Delaware corporation ("BVF Inc." and, together with BVF and Partners, the "Reporting Persons") with respect to the Common Stock (the "Stock") of Cima Labs Inc., a Delaware corporation, ("Cima").

Item 3 is hereby amended to read in its entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Since December 31, 1998, Partners, in its capacity as general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 28,640 shares of the Stock for an aggregate consideration of $78,760, utilizing funds provided by BVF from its working capital pursuant to the terms of its limited partnership agreement with Partners, and has sold on behalf of such limited partnership an aggregate number of 57,300 shares of the Stock for an aggregate consideration of $180,074.34. In addition, Partners, in its capacity as investment manager with respect to certain Accounts, has purchased on behalf of such Accounts an aggregate number of 24,160 shares of the Stock for an aggregate consideration of $66,440, utilizing funds under management by Partners pursuant to investment management agreements between Partners and such Accounts, and has sold on behalf of such Accounts an aggregate number of 105,800 shares of the Stock for an aggregate consideration of $309,446.32. The Accounts on whose behalf Partners owns shares of the Stock are Investment 10 L.L.C., an Illinois limited liability company ("ILL10"), Palamundo, L.D.C., a limited duration company organized under the laws of the Cayman Islands ("Palamundo"), ZPG Securities, L.L.C., a New York limited liability company ("ZPG") and Biotechnology Value Fund, Ltd., a Cayman Islands Corporation ("BVF Ltd."). ILL10, Palamundo, ZPG and BVF Ltd. are collectively referred to herein as the "Accounts." The Accounts specialize in holding biotechnology stocks for investment purposes and the business address of each is BVF Partners L.P., 227 West Monroe Drive, Suite 4800, Chicago, Illinois 60606.

Item 5 is hereby amended to read in its entirety as follows:

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) BVF beneficially owns 358,040 shares of the Stock, Partners beneficially owns 678,600 shares of the Stock, and BVF Inc. beneficially owns 678,600 shares of the Stock, approximately 3.7%, 7.1% and 7.1%, respectively, of the aggregate number of shares outstanding as of October 30, 1998 (as reported in Cima's most recent quarterly statement on Form 10-Q).

     (b) BVF shares voting and dispositive power over the 358,040 shares of the Stock it beneficially owns with Partners. Partners and BVF Inc. share voting and dispositive power over

--------------------------                               -----------------------
CUSIP NO. 171796 10 5                    13 D             Page 6 of 7 Pages
--------------------------                               -----------------------

the 678,600 shares of the Stock they beneficially own with, in addition to BVF, the Accounts on whose behalf Partners, as investment manager, purchased such shares.

     (c) Exhibit B attached hereto contains information as to all transactions in the Stock by the Reporting Persons during the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions. Except as provided below, no other transactions in the Stock have been effected by the Reporting Persons during the last 60 days. On January 26, 1999, Partners transferred 11,160 shares of Stock that it owned on behalf of Palamundo to BVF Ltd. and transferred 13,640 shares of Stock that it owned on behalf of Palamundo to BVF, L.P. Additionally, on February 11, 1999, Partners transferred 13,000 shares of Stock that it owned on behalf of ILL10 to BVF Ltd. and transferred 15,000 shares of Stock that it owned on behalf of ILL10 to BVF, L.P. The aggregate number of shares of the Stock beneficially owned by Partners and BVF Inc. was not affected by these transfers.

     (d) The Accounts are entitled to receive dividends and any sale proceeds with respect to the Stock in proportion to their respective ownership interests therein.

Item 7 is hereby amended to read in its entirety as follows:

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - Agreement Regarding Joint Filing

     Exhibit B - Transactions in the Stock by the Reporting Persons during the last 60 days.

--------------------------                               -----------------------
CUSIP NO. 171796 10 5                    13 D             Page 7 of 7 Pages
--------------------------                               -----------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    -------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               -------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          -------------------------
          Mark N. Lampert
          President

                                      EXHIBIT A

                           AGREEMENT REGARDING JOINT FILING

     The undersigned, Biotechnology Value Fund, L.P., a Delaware limited partnership, and BVF Partners L.P., a Delaware limited partnership, and BVF Inc., a Delaware corporation, hereby agree and acknowledge that the Amendment containing the information required by Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  March 8, 1999

     BIOTECHNOLOGY VALUE FUND, L.P.

     By:  BVF Partners L.P., its general partner

          By:  BVF Inc., its general partner

               By:  /s/ Mark N. Lampert
                    -------------------------
                    Mark N. Lampert
                    President

     BVF PARTNERS L.P.

     By:  BVF Inc., its general partner

          By:  /s/ Mark N. Lampert
               -------------------------
               Mark N. Lampert
               President

     BVF INC.


     By:  /s/ Mark N. Lampert
          -------------------------
          Mark N. Lampert
          President

                                      EXHIBIT B

                  TRANSACTIONS IN THE STOCK BY THE REPORTING PERSONS
                              DURING THE PAST SIXTY DAYS

-----------------------------------------------------------------------------------------------
                           For the                       Price per       Type of
  Trade Date     By       Account of       Quantity       Share           Trade          Broker
-----------------------------------------------------------------------------------------------
 01/25/99      ILL10       Partners         (5,000)       $2.8750          Sale           INET
-----------------------------------------------------------------------------------------------
 01/26/99      ILL10       Partners         (5,500)       $2.9375          Sale           INET
-----------------------------------------------------------------------------------------------
 02/24/99      BVF         Partners        (12,400)       $3.2500          Sale           INET
-----------------------------------------------------------------------------------------------
 02/24/99      BVF Ltd.    Partners        (10,000)       $3.2500          Sale           INET
-----------------------------------------------------------------------------------------------
 02/25/99      BVF         Partners        (10,900)       $3.2249          Sale           INET
-----------------------------------------------------------------------------------------------
 02/25/99      BVF Ltd.    Partners         (9,000)       $3.2249          Sale           INET
-----------------------------------------------------------------------------------------------
 02/26/99      BVF         Partners         (9,000)       $3.2500          Sale           INET
-----------------------------------------------------------------------------------------------
 02/26/99      BVF Ltd.    Partners         (7,000)       $3.2500          Sale           INET
-----------------------------------------------------------------------------------------------
 03/01/99      BVF         Partners        (25,000)       $3.0610          Sale           INET
-----------------------------------------------------------------------------------------------
 03/01/99      BVF Ltd.    Partners        (16,500)       $3.0610          Sale           INET
-----------------------------------------------------------------------------------------------


     INET      =    Instinet